May 12, 2005

(by Edgar)

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 205049

ATTN:     Isa Farhat

RE:	Pioneer Bankshares, Inc.

Form 10-KSB for the year ended December 31, 2004

File No. 0-30541

Dear Sirs:

This letter is in response to your inquiry and recent request for additional information related to the changes in our allowance for loan loss and provision expense for the periods presented in our Form 10-KSB for the year ended December 31, 2004.

We have included the following specific topics of discussion for your review:

•	Changes in the Loan Portfolio

•	Non-performing Loans

•	Management’s Evaluation Process

•	Allowance Analysis of Year-End Balances

•	Summary Comments

•	Required Acknowledgments

Changes in the Loan Portfolio

As noted in your review, our loan portfolio increased by 13.3% or approximately $11.5 million during 2004. This increase consisted primarily of commercial and residential real estate loans. Loans in the commercial and residential real estate categories are considered to be well secured and are classified by management with a minimum risk factor.

Commercial real estate loans increased by $8.7 million during 2004. The commercial real estate loan growth has primarily been in a service area with robust economic conditions and the account officer initiating these loans has more than 30 years of lending experience. Additionally, a large number of the commercial real estate loans were reviewed and approved by the full board of directors. Management has established specific lending criteria relating to commercial real estate lending and considers the risk of loss in this loan category to be relatively low.

Residential real estate loans increased by $3.7 million during 2004. The majority of the residential real estate loan growth has been within the bank’s primary service area of Page County, Virginia. The Bank has been servicing this community for more than 95 years. The bank also has experienced account officers initiating these loans, who are very familiar with the local customer base and area property values. Additionally, the bank has had minimal historical losses in this loan category.

The Bank’s consumer loan category has been identified historically as having a higher degree of risk and loss potential. Management has included specific allocations for certain portions of the consumer loan portfolio in its allowance for loan loss calculation and has taken steps to tighten the lending criteria related to these types of loans during the past three years. The consumer loan portfolio decreased by $7.2 million in 2003 and an additional $849,000 during 2004. This significant decrease in the consumer loan portfolio has had a major impact on the required funding for the allowance for loan loss during the past two years.

Non-performing Loans

The increase in non-performing loans to total assets was also noted in your review. The primary factor included in this increase is the refinance of one borrower’s debts, which were previously past due as a result of extensive medical circumstances. These accounts have been placed in non-accrual status as a precautionary measure for monitoring purposes. The cumulative amount of these debts is $270,000, which accounts for approximately 83% of the total increase in non-performing loans from year-end 2003 to year-end 2004. As of December 31, 2004, and presently, these loan accounts are current and there is no expected loss related to this debt. No additional specific allocation has been made relating to these accounts. Management continually monitors non-accrual accounts and all other non-performing assets in order to promptly identify any loss allocations that should be made.

Management’s Evaluation Process

Management’s analysis process for evaluating the adequacy of the allowance for loan loss is a continual process, which is monitored at least quarterly, or more frequently, as needed. The evaluation process consists of regular periodic reviews of the loans outstanding by loan type. Specific reviews and allocations are made for loans that have been identified as potential loss, in which the borrower’s financial condition has substantially weakened or habitual past due payment activity has occurred. Specific reviews and allocations are also made for various sectors of the loan portfolio that have been identified as higher risk categories. Historical loss ratios are applied to the remaining loan portfolio by loan type, based on the most recent loss trends. Management takes into consideration expected recoveries from prior charge offs as part of its allowance and funding calculation. Additional allocation factors are included relating to identified loan concentrations, economic conditions, unfunded commitments, and loan growth trends.

Analysis of Year-End Balances

The bank’s allowance for loan loss funding was substantially impacted during the period of 2001, 2002, and 2003, due to increased loan charge offs in the consumer loan portfolio. This was the result of the Bank’s expansion into a new service area, where it became engaged in some higher risk dealer auto financing for a short time period during the latter part of 2000 and early 2001. These lending activities substantially increased the overall consumer loan portfolio, but also led to a substantial increase in loan charge offs over the next 2 years. Additional contributing factors to these circumstances were the limited amount of lending experience of certain account officers, as well as, the lack of knowledge regarding the new customer base. Management took prompt corrective action in controlling these lending activities and made every effort to minimize the losses in this sector of the portfolio.

The bank suffered gross charge offs of approximately $1.4 million in 2001, $1.5 million in 2002, and nearly $1.6 million in 2003. Of these amounts approximately 47%, 92%, and 82% were related to the consumer loan portfolio and the dealer auto financing activities respectively, for 2001, 2002, and 2003.

During this period, management identified the dealer auto portfolio as a specific allocation item in its allowance for loan loss calculation and set aside additional funding on a monthly and quarterly basis to allow for estimated charges offs as they were occurring. Management also effectively ceased this type of lending activity by significantly tightening the loan criteria in its loan policy and revising specific internal lending authorities. The actual provision and funding expense for 2002 was approximately $1.5 million, which was equal to the gross charge off amount for that period. Charge offs net of recovery for 2002 were approximately $1.2 million. Management’s determination of the adequacy of the loan loss balance as of December 31, 2002, was largely based on the remaining potential for additional losses in the consumer loan portfolio and the dealer auto financing sector.

The actual provision and funding expense for 2003 was approximately $948,000, while the gross charge offs for that period were nearly $1.6 million. However; charge offs net of recovery for 2003 were approximately $963,000. Management’s determination of the adequacy of the loan loss balance as of December 31, 2003, was based on the significant reduction in the total consumer loan portfolio and the reduced rate of charge off activity during the latter part of 2003. Management’s conclusion, at that time, was that the bulk of the dealer auto loan losses had already been realized, and that the remaining potential losses identified in the portfolio should return to a relatively normal level.

The actual provision and funding expense for 2004 was $72,400, while gross charge offs were $618,000. However; charge offs net of recovery for 2004 were substantially reduced in comparison to prior years. The total net charge offs for 2004 were approximately $159,000. Management’s determination of the adequacy of the loan loss balance as of December 31, 2004, was primarily based on substantial reduction of charge off activity during the period, which was a direct reversal of the prior year’s charge off trends. The reduction in these charge offs is attributed to management’s proactive collection efforts, and the limited amount of remaining accounts in the portfolio related to consumer and dealer auto financing.

The total decrease in the consumer loan portfolio for the combined period of 2003 and 2004 was approximately $8.0 million, which is of substantial relevance in support of management’s funding decisions during this period. This significant reduction in the consumer and dealer auto portfolios is the primary factor that allowed management to begin the process of reducing its additional allocation reserves. The allocations reserves had been gradually increased during the period when the charge off trend increased, so likewise, the reserves were reduced as the charge off trend started to decline.

Summary Comments

Management feels that it has properly exercised caution and due diligence by promptly identifying and allocating for potential losses during the periods in question. The Bank has complied with accounting standards relating to the allocation of funds under Generally Accepted Accounting Principles (GAAP) within the United States. Management feels that it has implemented a measured approach to its funding methodology during this period and has effectively tried to match expenses to loan losses as they were occurring. Management continues to operate with a measured approach for future allowance calculations in order to protect its investors from loss and to minimize the potential for large fluctuations in future provision expenses.

Management also asks that consideration be given to the fact that, over the course of these three years, the Bank’s allowance for loan loss calculation has been reviewed by various external sources. These include bank examiners from the Federal Reserve and the Virginia State Corporation Commission, two separate external loan review firms, as well as the bank’s external audit firm. Management is pleased to report, that during this period, there have been no material variances or adverse findings related to the allowance for loan loss calculation.

Required Acknowledgements

The undersigned Company officers do hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our financial statements and will strive to include more relevant details in our future filings.

Your acceptance of our response to this matter is greatly appreciated. If you have any additional questions, please let us know.

Sincerely,

/s/ Thomas R. Rosazza	5/12/05
Thomas R. Rosazza
President and Chief Executive Officer

/s/ Betty J. Purdham	5/12/05
Betty J. Purdham
Senior Vice President and Chief Lending Officer

/s/ Lori G. Hassett	5/12/05
Lori G. Hassett
Vice President and Chief Financial Officer

cc:	Paul Cline, Senior Accountant, SEC

Kim Belcher, CPA, Yount, Hyde, & Barbour, PC. (via e-mail)

Shelley Lewis, CPA, Yount, Hyde, & Barbour, PC. (via e-mail)

Scott Richter, Attorney, LeClair Ryan (via e-mail)

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